SIGMA LITHIUM HIGHLIGHTS THE ISSUANCE OF AN OFFICIAL TECHNICAL STATEMENT DECLARING THE SAFETY OF ITS WASTE PILES BY BRAZIL’S NATIONAL MINING AGENCY

HIGHLIGHTS

•	Brazil’s mining regulator, Agencia Nacional de Mineracao (“ANM or Mining Regulator”) issued an official technical statement about Sigma Lithium’s waste piles, directly attesting their safety.
•	The Mining Regulator unequivocally stated that it did not encounter any legal prerequisites for the adoption of precautionary measures of closure of Sigma Lithium’s operations or waste piles.
•	ANM is the regulatory authority with powers over mining activities in Brazil. It is the body of the Brazilian Government with a team that is equipped with the capabilities to execute technical mining audits.
•	Sigma Lithium restates that the administrative enquiry opened by the Brazilian Ministry of Labor and Employment during a regular inspection regarding health and safety in December 2025 has no material effect on the Company’s capacity to continue to execute its mining activities, which are in the process of being ramped up to mine plan capacity.
•	During the abovementioned inspection, the Brazilian Ministry of Labor and Employment had the opportunity of verifying the Sigma Lithium’s impeccable safety record, with over 2 years without labor accidents with lost time.
•	The scale of the Company’s environmentally licensed areas for its Mine 1 operations (received in 2019 and 2022) endows it with several options for the location of piles of waste rock removed from its mining pits.

Sao Paulo, February 4, 2026. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, highlights the issuance of a publicly disseminated official technical statement (“Statement”) by Brazil’s mining industry regulator, Agencia Nacional de Mineracao (“ANM” or “Mining Regulator”), explicitly attesting the safety of Sigma Lithium’s waste piles.

The Mining Regulator unequivocally confirmed in the Statement the absence of evidence of serious technical risk and that it did not encounter any legal prerequisites to adopt precautionary measures of closure.

The Statement, issued on February 2, mentioned that: “The inspections, which were carried out through drone overflight and visual assessment by walking, did not identify geotechnical anomalies indicative of an imminent risk of global instability in the inspected structures.” The Statement continued "considering the absence of evidence of serious and imminent risk, it is concluded that, at present, the legal prerequisites for adopting precautionary measures of closure have not been met."

The Statement was issued following the abovementioned inspections of Sigma Lithium's mining operations by the Mining Regulator on January 20. The swift action by the Mining Regulator to conduct the inspections and issue a technical opinion regarding the Company’s waste piles underscores the official effort by the Government of Brazil to protect the legal security and certainty for companies with mining activities in the country, underscoring the strong governance of the industry in Brazil.

The Statement dispelled false information with respect to the Company’s waste piles disseminated illegally in a negative media campaign against Sigma Lithium, which included the falsification of a Brazilian government web domain as well as Brazilian government communications (through phishing, using false domains versus the official ".gov.br").

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As stated in a press release issued by Sigma Lithium on January 23, the Company’s management does not consider that the ongoing administrative enquiry with respect to certain of the Company’s waste piles (“Enquiry”) by the Brazilian Ministry of Labor and Employment (“Ministry”) has a material effect on Sigma Lithium’s capacity to continue to execute its mining activities underway. Therefore, the Company's management considered the Enquiry as not constituting material information when it was initiated last year, and this remains the case. In December 2025, the Ministry conducted a regular safety and health inspection at Sigma Lithium, when it had the opportunity to verify the Company's impeccable safety records, with over 2 years without labor accidents with lost time. Following the visit, the Ministry opened the Enquiry.

The issuance of the Statement by the Mining Regulator, which unequivocally confirms the safety of Sigma Lithium’s waste piles, subsidizes the interactions of the Company with the Ministry with respect to the Enquiry. Sigma Lithium has maintained continuous dialogue and collaboration with the Ministry, providing all the necessary documents, technical reports, data collection sources and other requested information, demonstrating the full compliance of its operations with applicable rules and regulations.

Sigma Lithium believes that the timely involvement of the Mining Regulator supports the Company’s clarification to the Ministry that its “waste piles” are, in fact, hard schist rock mined from the pits and are a common feature of most base metals’ operations with host mineral rocks and contact zones. These hard rock piles have been routinely confused with “tailings piles” of lithium fines, which are less common in lithium operations globally, as few companies have deployed Sigma Lithium’s green technology for dry stacking (not utilizing dams).

The Company has been able to sell and generate substantial demand for these dry stacked lithium fines because their lithium crystal particles are kept intact after processing by Sigma Lithium’s Greentech Industrial Plant. These sales proceeds are an “environmental bonus” that is being reinvested in the operations of the Company, resulting from its clean Dense Media Separation technology that does not utilize chemical reagents to segregate the lithium crystal particles from its host rock to produce lithium oxide concentrate.

The overall disinformation in the marketplace about the Enquiry and Company’s “piles” has created significant volatility in Sigma Lithium’s share price and, in the Company’s opinion, it is very clearly the result of an ongoing well-orchestrated and well-funded defamatory campaign to confuse market participants, including investors, banks, newswires and even renowned expert opinion makers, such as research analysts at Bank of America, a thought-leader global financial institution (that has historically provided strategic advice to Sigma Lithium). The Company is in close contact with the appropriate authorities, including FINRA (US Securities and Exchange Commission), regarding these events.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain, producing Quintuple Zero Green Lithium: zero coal power, zero tailings dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company is now constructing a second plant to double its production capacity.

For more information about Sigma Lithium, visit our website

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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